EXHIBIT 18.1



July 21, 1998


The Kroger Co.
1014 Vine St.
Cincinnati, OH  45202

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the change in applying the LIFO accounting method for store inventories from the retail method to the item cost method contained in the Company's Form 10-Q for the quarter ended June 13, 1998. Based on our reading of the data and discussions with Company officials of the business judgment and business planning factors relating to the change, we believe management's justification to be reasonable. Accordingly, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.

We have not audited any financial statements of The Kroger Co. as of any date or for any period subsequent to December 27, 1997, nor have we audited the application of the changes in accounting principles disclosed in Form 10-Q of The Kroger Co. for the quarter ended June 13, 1998; accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting change.





(PricewaterhouseCoopers LLP)
PricewaterhouseCoopers LLP
Cincinnati, Ohio

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